PROSPECTUS SUPPLEMENT

DATED JUNE 3, 1997

TO PROSPECTUS DATED JUNE 3, 1997
                                 700,000 SHARES

                           TCF FINANCIAL CORPORATION

                                  COMMON STOCK

All of the 700,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby are being issued and sold by TCF Financial Corporation ("TCF" or the "Company"). The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "TCB". On June 3, 1997, the last reported sales price of the Common Stock on the NYSE was $43.50 per share.

This Prospectus Supplement is qualified in its entirety by reference to the more detailed information and the consolidated financial statements of the Company, including the notes thereto, appearing or incorporated by reference herein or in the accompanying Prospectus dated June 3, 1997. All capitalized terms used in this Prospectus Supplement are defined as set forth elsewhere herein or in the accompanying Prospectus. All references in this Prospectus Supplement to the "Prospectus" are to the Company's Prospectus dated June 3, 1997 accompanying this Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER GOVERNMENTAL AGENCY, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER GOVERNMENTAL AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                              Price to       Underwriting      Proceeds to
                                               Public         Discount(1)      Company(2)
Per Share................................      $43.375           $1.41           $41.965
Total....................................    $30,362,500       $987,000        $29,375,500

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $110,000 relating to the offering payable by the Company. See "Use of Proceeds; Purpose of Offering."

The shares of Common Stock are being offered by the Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or about June 9, 1997.

PIPER JAFFRAY INC.                                 KEEFE, BRUYETTE & WOODS, INC.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL INFORMATION APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND IN THE ACCOMPANYING PROSPECTUS DATED JUNE 3, 1997 (THE "PROSPECTUS").

                                  THE COMPANY

    TCF is a Delaware corporation and a bank holding company under the Bank Holding Company Act. TCF's direct and indirect wholly-owned banking subsidiaries are TCF National Bank Minnesota ("TCF Minnesota"), TCF National Bank Wisconsin ("TCF Wisconsin"), TCF National Bank Illinois ("TCF Illinois"), Great Lakes National Bank Michigan ("Great Lakes Michigan"), Great Lakes National Bank Ohio ("Great Lakes Ohio") and TCF National Bank Colorado ("TCF Colorado") (collectively, TCF Minnesota, TCF Wisconsin, TCF Illinois, Great Lakes Michigan, Great Lakes Ohio and TCF Colorado are called the "TCF Banks"). TCF Minnesota currently conducts business through 75 branch offices in Minnesota. TCF Wisconsin currently conducts business through 27 branch offices in Wisconsin. TCF Illinois currently conducts business through 35 branch offices in Illinois. Great Lakes Michigan currently conducts business through 56 branch offices in Michigan. Great Lakes Ohio currently conducts business through 8 branches in Ohio, although on May 23, 1997, Great Lakes Ohio entered into a purchase and sale agreement pursuant to which these 8 branches, representing $130 million in deposits, will be sold to The Fifth Third Bank headquartered in Cincinnati, Ohio. TCF Colorado expects to conduct business through six branches in Colorado starting on or about July 1, 1997. In addition, a consumer finance company subsidiary of TCF Minnesota, TCF Financial Services, Inc., conducts business through 61 offices in sixteen states. Other direct or indirect subsidiaries of TCF sell insurance products, annuities and mutual funds, make mortgage loans and engage in certain other activities. The deposits of the TCF Banks are insured to the maximum extent provided by law, by the Savings Association Insurance Fund or the Bank Insurance Fund, both of which are administered by the Federal Deposit Insurance Corporation. The principal business of the TCF Banks consists of attracting deposits from the general public and investing such deposits, together with other funds, in consumer loans, residential real estate loans, commercial real estate loans, commercial loans and mortgage-backed and investment securities. At March 31, 1997, TCF had total assets of $7.0 billion, total liabilities of $6.4 billion and stockholders' equity of $541.9 million. TCF's executive offices are located at 801 Marquette Avenue, Suite 302, Minneapolis, Minnesota 55402, and its telephone number is (612) 661-6500.

                                  THE OFFERING

Common Stock offered by the Company.........................  700,000 shares
Common Stock outstanding after the Offering (1)(2)..........  35,312,658 shares
Common Stock outstanding after the Offering, the Winthrop
 Merger, the Standard Merger and the Great Lakes Debentures
 redemption (2)(3)..........................................  Up to 46,926,858 shares
NYSE Symbol.................................................  TCB
Use of Proceeds by the Company..............................  Payment of a portion of the cash consideration to be paid
                                                              in the acquisition of
                                                              Standard Financial, Inc. (the
                                                              "Standard Merger") if the
                                                              acquisition is consummated
                                                              and, if not, for working
                                                              capital and general corporate
                                                              purposes. See "Use of
                                                              Proceeds; Purpose of
                                                              Offering."

------------------------

(1) Without giving effect to the Winthrop Merger, the Standard Merger or the conversion upon redemption of the Great Lakes Debentures. See "Recent Developments" in the Prospectus.

(2) Based upon the number of shares outstanding on April 30, 1997. Does not include up to 98,266 shares reserved for issuance, as of April 30, 1997, pursuant to options outstanding under the TCF stock option plans.

(3) Assumes the issuance of (a) 6,678,993 shares of Common Stock in connection with the Winthrop Merger based on the conversion ratio under the Winthrop Merger Agreement and the outstanding shares of Winthrop on April 30, 1997,
    (b) 4,515,958 shares of Common Stock in connection with the Standard Merger based on the outstanding shares of Standard as of April 30, 1997 and assuming that the average of the daily closing price of the Common Stock during the Standard Determination Period is in the range of $43.75 to $47.75 per share, and (c) 419,249 shares of Common Stock in connection with the redemption of the Great Lakes Debentures based on $7.1 million principal amount of Great Lakes Debentures outstanding on May 12, 1997 and assuming full conversion of the debentures at the conversion price of $17.04 per share of Common Stock. Does not include up to 341,316 shares of Common Stock which will, upon consummation of the Winthrop Merger, be reserved for issuance upon exercise of Winthrop options based on the number of Winthrop options outstanding as of April 30, 1997 and the conversion ratio under the Winthrop Merger Agreement. See "Recent Developments" in the Prospectus.

                      USE OF PROCEEDS; PURPOSE OF OFFERING

    The net proceeds to the Company from the sale of the Common Stock offered hereby (after deducting underwriting discount and estimated expenses of the Offering) will be approximately $29.3 million.

    The Company intends to use the net proceeds of the Offering for the payment of a portion of the cash consideration to be paid in connection with the Standard Merger if the Standard Merger is consummated. Otherwise, such net proceeds will be used for working capital and general corporate purposes. See "Recent Developments" in the Prospectus.

    TCF is offering the shares of Common Stock hereby in order to meet one of the criteria for its proposed merger with Winthrop Resources Corporation to be accounted for as a pooling-of-interests in accordance with generally accepted accounting principles. The shares of Common Stock offered hereby are being sold prior to the effective time of such merger. See "Recent Developments" and "The Offering" in the Prospectus.

                                  UNDERWRITING

    Subject to terms and conditions of the Purchase Agreement (the "Purchase Agreement") among the Company, Piper Jaffray Inc. and Keefe, Bruyette & Woods, Inc. (collectively the "Underwriters") and to the receipt of certain legal opinions and other closing conditions contemplated thereby, the Underwriters severally agree to purchase from the Company the respective number of shares of Common Stock set forth opposite their names below.

UNDERWRITER                                                            SHARES OF COMMON STOCK
---------------------------------------------------------------------  -----------------------
Piper Jaffray Inc....................................................           490,000
Keefe, Bruyette & Woods, Inc.........................................           210,000
                                                                                -------
    Total............................................................           700,000
                                                                                -------
                                                                                -------

    The nature of the obligations of the Underwriters is such that if any of the shares of Common Stock are purchased, all of them must be purchased.

    The Underwriters have advised the Company that they propose to offer the shares of Common Stock to the public at the Price to Public set forth on the cover page of this Prospectus Supplement and to selected dealers at such price less a concession of not more than $0.75 per share. The Underwriters may allow, and such dealers may reallow, concessions not in excess of $0.10 per share to certain other brokers and dealers. After the public offering, the Price to Public and concession and reallowance may be changed by the Underwriters.

    The Purchase Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock are subject to certain conditions precedent. The Purchase Agreement also provides that the Company will indemnify the Underwriters and their controlling persons against certain liabilities and expenses, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

    Luella G. Goldberg, a director of the Company, is a director of several investment companies indirectly affiliated with Piper Jaffray Inc.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Kaplan, Strangis & Kaplan, P.A., Minneapolis, Minnesota. Ralph Strangis, a director of TCF, is a member of Kaplan, Strangis & Kaplan, P.A. Certain legal matters will be passed upon for the Underwriters by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota.

                                 800,000 SHARES

                           TCF FINANCIAL CORPORATION

                                ---------------

                                  COMMON STOCK

                           (PAR VALUE $.01 PER SHARE)

                             ---------------------

    All of the up to 800,000 shares of common stock, par value $.01 per share, (the "Common Stock") offered hereby are being issued and sold by TCF Financial Corporation ("TCF" or the "Company"). The Common Stock is listed on The New York Stock Exchange (the "NYSE") under the symbol "TCB."

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER GOVERNMENTAL
       AGENCY, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER GOVERNMENTAL AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    The shares of Common Stock offered by the Company may be sold from time to time to purchasers directly in one or more transactions at a fixed price, which may be changed, at varying prices determined at the time of sale or at negotiated prices. Alternatively, the Company may from time to time sell the Common Stock in transactions involving broker-dealers who may act as agents and/or may acquire Common Stock from the Company as principals and who may receive compensation from the Company and/or the purchasers of the shares. Broker-dealers who acquire Common Stock as principals may thereafter resell such Common Stock in transactions, including transactions of the nature described above. Any broker-dealers who participate in a sale of shares of Common Stock may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and, if any such broker-dealers purchase shares of Common Stock as principals, any profits received on the resale of such shares of Common Stock, may be deemed to be underwriting discounts and commissions under the Securities Act.

    The Company will receive all of the proceeds from the sale of such stock, net of discounts, commissions or fees, if any, and before deducting offering expenses.

                  The date of this Prospectus is June 3, 1997.

                             AVAILABLE INFORMATION

    TCF is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of such reports, proxy statements and other information may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. In addition, the Commission maintains a web site (http://www.sec.gov) that contains certain reports, proxy statements and other information regarding TCF. The Company's Common Stock is listed on the NYSE and such reports, proxy statements and other information concerning TCF can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus is a part. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For further information, reference is made to the Registration Statement, including all amendments to the Registration Statement, and all the exhibits and schedules filed as part of the Registration Statement. Statements contained herein concerning provisions of documents are necessarily summaries of the documents and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission (File No. 0-16431) pursuant to the Exchange Act and the rules and regulations of the Commission are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

    2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

    3. The Company's Current Reports on Form 8-K dated January 27, 1997, February 19, 1997, March 5, 1997, March 21, 1997, April 11, 1997, May 21,
       1997 and May 30, 1997;

    4. The Company's Registration Statement on Form S-4 (File No. 333-25905) effective May 23, 1997; and

    5. All other documents filed by TCF pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering.

    Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. ALL OF SUCH DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST FROM MR. GREGORY J. PULLES, SECRETARY, TCF FINANCIAL CORPORATION, 801 MARQUETTE AVENUE, SUITE 302, MINNEAPOLIS, MINNESOTA 55402; TELEPHONE NUMBER (612) 661-6500. COPIES WILL BE FURNISHED (WITHOUT EXHIBITS UNLESS THE EXHIBITS HAVE BEEN SPECIFICALLY INCORPORATED BY REFERENCE) FREE OF CHARGE.

    THIS PROSPECTUS AND/OR THE INFORMATION INCORPORATED BY REFERENCE HEREIN CONTAINS, OR MAY CONTAIN, CERTAIN "FORWARD-LOOKING STATEMENTS," INCLUDING STATEMENTS CONCERNING PLANS, OBJECTIVES AND FUTURE EVENTS OR PERFORMANCE, AND OTHER STATEMENTS WHICH ARE OTHER THAN STATEMENTS OF HISTORICAL FACT. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING:
(i) FAILURE TO FULLY REALIZE OR TO REALIZE WITHIN THE EXPECTED TIME FRAME EXPECTED COST SAVINGS FROM THE WINTHROP MERGER AND/OR THE STANDARD MERGER (AS SUCH TERMS ARE DEFINED BELOW), (ii) LOWER THAN EXPECTED INCOME OR REVENUES OR HIGHER THAN EXPECTED OPERATING COSTS FOLLOWING THE WINTHROP MERGER AND/OR THE STANDARD MERGER; (iii) A SIGNIFICANT INCREASE IN COMPETITIVE PRESSURE IN THE BANKING AND FINANCIAL SERVICES INDUSTRY; (iv) BUSINESS DISRUPTION RELATED TO THE WINTHROP MERGER AND/OR THE STANDARD MERGER (BOTH BEFORE AND AFTER COMPLETION);
(v) GREATER THAN EXPECTED COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE MANAGEMENT OF WINTHROP AND/OR STANDARD (AS SUCH TERMS ARE DEFINED BELOW) WITH TCF; (vi) LITIGATION COSTS AND DELAYS CAUSED BY LITIGATION; (vii) HIGHER THAN ANTICIPATED COSTS IN COMPLETING THE WINTHROP MERGER AND/OR THE STANDARD MERGER; (viii) UNANTICIPATED REGULATORY DELAYS OR CONSTRAINTS OR CHANGES IN THE PROPOSED TRANSACTIONS IMPOSED BY ANY REGULATORY AUTHORITY; (ix) REDUCTION IN INTEREST MARGINS DUE TO CHANGES IN THE INTEREST RATE ENVIRONMENT; (x) POORER THAN EXPECTED GENERAL ECONOMIC CONDITIONS, INCLUDING ACQUISITION AND GROWTH OPPORTUNITIES, EITHER NATIONALLY OR IN THE STATES IN WHICH TCF WILL BE DOING BUSINESS; (xi) LEGISLATION OR REGULATORY CHANGES WHICH ADVERSELY AFFECT THE BUSINESSES IN WHICH THE COMBINED COMPANY WOULD BE ENGAGED; (xii) A DECLINE IN THE PRICE OF TCF COMMON STOCK WHICH PERMITS WINTHROP AND/OR STANDARD TO ELECT NOT TO PROCEED WITH THE WINTHROP MERGER OR THE STANDARD MERGER, AS THE CASE MAY BE; AND (xiii) OTHER UNANTICIPATED OCCURRENCES WHICH MAY DELAY THE CONSUMMATION OF THE RESPECTIVE MERGER, INCREASE THE COSTS RELATED TO THE WINTHROP MERGER AND/OR THE STANDARD MERGER OR DECREASE THE EXPECTED FINANCIAL BENEFITS OF THE WINTHROP MERGER AND/OR THE STANDARD MERGER.

                                  THE COMPANY

    TCF is a Delaware corporation and a bank holding company under the Bank Holding Company Act. TCF's direct and indirect wholly-owned banking subsidiaries are TCF National Bank Minnesota ("TCF Minnesota"), TCF National Bank Wisconsin ("TCF Wisconsin"), TCF National Bank Illinois ("TCF Illinois"), Great Lakes National Bank Michigan ("Great Lakes Michigan"), Great Lakes National Bank Ohio ("Great Lakes Ohio") and TCF National Bank Colorado ("TCF Colorado"), (collectively, TCF Minnesota, TCF Wisconsin, TCF Illinois, Great Lakes Michigan, Great Lakes Ohio and TCF Colorado are called the "TCF Banks"). TCF Minnesota currently conducts business through 75 branch offices in Minnesota. TCF Wisconsin currently conducts business through 27 branch offices in Wisconsin. TCF Illinois currently conducts business through 35 branch offices in Illinois. Great Lakes Michigan currently conducts business through 56 branch offices in Michigan. Great Lakes Ohio currently conducts business through 8 branches in Ohio. TCF Colorado expects to conduct business through six branches in Colorado starting on or about July 1, 1997. In addition, a consumer finance company subsidiary of TCF Minnesota, TCF Financial Services, Inc., conducts business through 61 offices in sixteen states. Other direct or indirect subsidiaries of TCF sell insurance products, annuities and mutual funds, make mortgage loans and engage in certain other activities. The deposits of the TCF Banks are insured to the maximum extent provided by law, by the Savings Association Insurance Fund or the Bank Insurance Fund, both of which are administered by the Federal Deposit Insurance Corporation. The principal business of the TCF Banks consists of attracting deposits from the general public and investing such deposits, together with other funds, in consumer loans, residential real estate loans, commercial real estate loans, commercial loans and mortgage-backed and investment securities. At March 31, 1997, TCF had total assets of $7.0 billion, total liabilities of $6.4 billion and stockholders' equity of $541.9 million. TCF's executive offices are located at 801 Marquette Avenue, Suite 302, Minneapolis, Minnesota 55402, and its telephone number is (612) 661-6500.

                              RECENT DEVELOPMENTS

    On January 16, 1997, TCF Illinois acquired the stock of BOC Financial Corporation ("BOC") and its wholly owned indirect subsidiary, Bank of Chicago, s.b., an Illinois state-chartered savings bank ("Bank of Chicago"). Effective April 7, 1997, Bank of Chicago was merged with and into TCF Illinois, with TCF Illinois as the resulting institution. Bank of Chicago operated three branches in the Chicago, Illinois area, and BOC had total assets of $183.1 million at December 31, 1996.

    On February 28, 1997, TCF and Winthrop Resources Corporation ("Winthrop") signed an agreement and plan of reorganization (the "Winthrop Merger Agreement"). Winthrop, with total assets of $370 million at March 31, 1997, specializes in leasing high-tech and business equipment. Under the Winthrop Merger Agreement, a newly formed, wholly owned subsidiary of TCF will be merged with and into Winthrop (the "Winthrop Merger"), and Winthrop will become a wholly owned subsidiary of the Company. After the Winthrop Merger, TCF intends to contribute Winthrop to TCF Minnesota. Subject to satisfaction or waiver of the conditions precedent to consummation of the Winthrop Merger, including but not limited to the receipt of the requisite shareholder and regulatory approvals, and treatment of the Winthrop Merger as a pooling of interests for accounting purposes, and neither party exercising its right to terminate the Winthrop Merger Agreement under certain circumstances, TCF expects to consummate the Winthrop Merger in June or July, 1997. At the effective time of the Winthrop Merger, up to 7,050,000 registered shares of Common Stock will be exchanged for all of the outstanding shares of Winthrop's common stock in a tax-free exchange based on an exchange ratio of 0.7766 of a share of Common Stock for one share of Winthrop common stock. Winthrop has the right to terminate the transaction if the average of the daily closing price of the Common Stock for a period of time prior to the Winthrop Merger is less than $42.30 per share. TCF has the right to terminate the transaction if the average of the daily closing price of the Common Stock is more than $51.70 per share. The period for determining the average closing price of the Common Stock is the 30 trading days ending three business days prior to the later of the last shareholders' meeting to vote on the Winthrop Merger or the date of the last regulatory approval. Thus, there can be no assurance that the Winthrop Merger will be consummated.

    On March 16, 1997, TCF and Standard Financial, Inc. ("Standard") signed an agreement and plan of reorganization (the "Standard Merger Agreement"). Standard and its wholly owned subsidiary, Standard Federal Bank for savings, a federal savings bank ("Standard Bank"), headquartered in Chicago, Illinois, had total assets of $2.5 billion and Standard Bank had operated 14 branches at March 31, 1997. Under the Standard Merger Agreement, Standard will be merged into TCF Illinois (the "Standard Merger"). The Standard Merger is structured as a cash election merger in which Standard stockholders will have the right to choose either cash or Common Stock, or a combination of the two. Between 40% and 55.5%, as determined by TCF, of the estimated purchase price of $419 million will be paid in shares of Common Stock with the remainder paid in cash. The Standard Merger will be accounted for by the purchase method of accounting. Consummation of the Standard Merger is subject to regulatory approval and certain other conditions and, assuming satisfaction or waiver of such conditions, is expected to occur by October 31, 1997. However, the transaction is subject to various conditions, including requisite regulatory approvals and clearances, and rights of termination, including the right of Standard to terminate if the average of the daily closing price of the Common Stock for a period of time prior to the Standard Merger is below $37.50 per share. The period for determining the average closing price of the Common Stock is the 30 trading days ending three business days prior to the later of the Standard shareholder's meeting to vote on the Standard Merger or the date of the last regulatory approval (the "Standard Determination Period"). Thus, there can be no assurance that the Standard Merger will be consummated.

    Neither the Winthrop Merger nor the Standard Merger is conditioned upon consummation of the other merger.

    On May 12, 1997, TCF called for redemption the 7 1/4% Convertible Subordinated Debentures due 2011 of Great Lakes Bancorp (the "Great Lakes Debentures") which TCF assumed in connection with its acquisition of Great Lakes Bancorp, A Federal Savings Bank ("Great Lakes") in February 1995. As of May 12, 1997, $7.1 million principal amount of Great Lakes Debentures was outstanding. The Great Lakes Debentures are convertible into Common Stock at a conversion price of $17.04 per share of Common Stock.

    On May 23, 1997, Great Lakes Ohio entered into a purchase and sale agreement pursuant to which the eight branches of Great Lakes Ohio, representing $130 million in deposits, will be sold to The Fifth Third Bank headquartered in Cincinnati, Ohio.

                                  THE OFFERING

    TCF is offering the shares of Common Stock (the "Offering") in connection with the Winthrop Merger. TCF is planning to sell up to 800,000 shares of Common Stock in order to meet one of the criteria for the Winthrop Merger to be accounted for as a pooling of interests in accordance with generally accepted accounting principles. The shares offered hereby will be sold prior to the effective time of the

Winthrop Merger. However, there can be no assurance that either or both of the Winthrop Merger and the Standard Merger will be completed.

Common Stock offered........................................  Up to 800,000 shares
Common Stock outstanding after the Offering (1)(2)..........  Up to 35,412,658 shares
Common Stock outstanding after the Offering, the Winthrop
  Merger, the Standard Merger and the Great Lakes Debentures
  redemption (2)(3).........................................  Up to 47,026,858 shares
NYSE Symbol.................................................  TCB

------------------------

(1) Without giving effect to the Winthrop Merger, the Standard Merger or the conversion upon redemption of the Great Lakes Debentures.

(2) Based upon the number of shares outstanding on April 30, 1997. Does not include up to 98,266 shares reserved for issuance, as of April 30, 1997, pursuant to options outstanding under the TCF stock option plans.

(3) Assumes the issuance of (a) 6,678,993 shares of Common Stock in connection with the Winthrop Merger based on the conversion ratio under the Winthrop Merger Agreement and the outstanding shares of Winthrop on April 30, 1997,
    (b) 4,515,958 shares of Common Stock in connection with the Standard Merger based on the outstanding shares of Standard as of April 30, 1997 and assuming that the average of the daily closing price of the Common Stock during the Standard Determination Period is in the range of $43.75 to $47.75 per share, and (c) 419,249 shares of Common Stock in connection with the redemption of the Great Lakes Debentures based on $7.1 million principal amount of Great Lakes Debentures outstanding on May 12, 1997 and assuming full conversion of the debentures at the conversion price of $17.04 per share of Common Stock. Does not include up to 341,316 shares of Common Stock which will, upon consummation of the Winthrop Merger, be reserved for issuance upon exercise of Winthrop options based on the number of Winthrop options outstanding as of April 30, 1997 and the conversion ratio under the Winthrop Merger Agreement.

                       SELECTED HISTORICAL FINANCIAL DATA

    The following table sets forth certain selected historical financial information for TCF. The financial data included in the Selected Historical Financial Data as of or for the five years ended December 31, 1996 is derived from the audited consolidated financial statements of TCF, including the related notes thereto. The financial data as of or for the three months ended March 31, 1997 and 1996 is derived from the unaudited consolidated financial statements of TCF and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. The consolidated financial statements of TCF are incorporated by reference into this Prospectus. This information should be read in conjunction with such financial statements, including the notes thereto. See "Incorporation of Certain Documents by Reference."

                       SELECTED HISTORICAL FINANCIAL DATA
                   TCF FINANCIAL CORPORATION AND SUBSIDIARIES

                                    AT OR FOR THE
                                  THREE MONTHS ENDED
                                      MARCH 31,                           AT OR FOR THE YEAR ENDED DECEMBER 31,
                                ----------------------  -------------------------------------------------------------------------
                                   1997        1996         1996             1995            1994          1993           1992
                                ----------  ----------  -------------   ---------------   ----------  --------------   ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)
CONSOLIDATED OPERATING DATA:
Interest income...............  $  145,136  $  148,893  $  582,861      $  607,690        $  552,482  $  558,645       $  630,442
Interest expense..............      59,118      64,439     242,721         288,492           273,330     297,449          383,170
                                ----------  ----------  -------------   ---------------   ----------  --------------   ----------
  Net interest income.........      86,018      84,454     340,140         319,198           279,152     261,196          247,272
Provision for credit losses...       1,090       2,802      19,820          15,212(2)         10,802      35,118(6)        40,663
                                ----------  ----------  -------------   ---------------   ----------  --------------   ----------
  Net interest income after
    provision for credit
    losses....................      84,928      81,652     320,320         303,986           268,350     226,078          206,609
Non-interest income...........      40,381      35,829     157,797         112,776(3)        125,219     139,005          125,524
Non-interest expense..........      77,928      75,806     341,070(1)      317,333(4)        276,984     272,958(7)       264,239
                                ----------  ----------  -------------   ---------------   ----------  --------------   ----------
  Income before income tax
    expense and extraordinary
    items.....................      47,381      41,675     137,047          99,429           116,585      92,125           67,894
Income tax expense............      18,450      15,388      51,384          37,778            46,402      36,797           15,906
                                ----------  ----------  -------------   ---------------   ----------  --------------   ----------
  Income before extraordinary
    items.....................      28,931      26,287      85,663          61,651            70,183      55,328           51,988
Extraordinary items, net......      --          --          --                (963)(5)        --            (157)             339
                                ----------  ----------  -------------   ---------------   ----------  --------------   ----------
  Net income..................      28,931      26,287      85,663          60,688            70,183      55,171           52,327
Dividends on preferred
  stock.......................      --          --          --                 678             2,710       2,769            2,911
                                ----------  ----------  -------------   ---------------   ----------  --------------   ----------
  Net income available to
    common shareholders.......  $   28,931  $   26,287  $   85,663      $   60,010        $   67,473  $   52,402       $   49,416
                                ----------  ----------  -------------   ---------------   ----------  --------------   ----------
                                ----------  ----------  -------------   ---------------   ----------  --------------   ----------
Per Common Share(8):
  Income before extraordinary
    items.....................  $      .83  $      .73  $     2.42(9)   $     1.71(10)    $     1.95  $     1.53(11)   $     1.51
  Extraordinary items.........      --          --          --                (.03)(10)       --          --                  .01
                                ----------  ----------  -------------   ---------------   ----------  --------------   ----------
    Net income................  $      .83  $      .73  $     2.42(9)   $     1.68(10)    $     1.95  $     1.53(11)   $     1.52
                                ----------  ----------  -------------   ---------------   ----------  --------------   ----------
                                ----------  ----------  -------------   ---------------   ----------  --------------   ----------
  Dividends declared..........  $    .1875  $   .15625  $   .71875      $   .59375        $      .50  $   .34375       $    .2375
                                ----------  ----------  -------------   ---------------   ----------  --------------   ----------
                                ----------  ----------  -------------   ---------------   ----------  --------------   ----------
Average common and common
  equivalent shares
  outstanding (000's).........      34,797      35,986      35,342          35,686            34,527      34,150           32,571
                                ----------  ----------  -------------   ---------------   ----------  --------------   ----------
                                ----------  ----------  -------------   ---------------   ----------  --------------   ----------
CONSOLIDATED FINANCIAL
  CONDITION DATA:
Total assets..................  $6,964,119  $7,039,282  $7,090,862      $7,239,911        $7,845,588  $7,630,654       $7,774,537
Investments(12)...............      56,521      59,202     442,103          64,345           283,104     299,432          356,918
Securities available for
  sale........................   1,242,457   1,117,439     999,554       1,201,490           138,430      10,003          399,006
Loans held for sale...........     199,154     249,498     203,869         242,413           201,511     444,780          308,651
Mortgage-backed securities
  held to maturity............      --          --          --              --             1,601,200   1,751,916        1,670,164
Loans.........................   5,028,741   5,174,923   4,995,962       5,277,101         5,118,381   4,665,567        4,516,982
Goodwill......................      25,052      11,227       9,897          11,503            13,355      14,549           16,446
Deposits......................   5,291,894   5,150,023   4,977,630       5,191,552         5,399,718   5,695,928        5,683,130
Federal Home Loan Bank
  advances....................     630,307     831,585   1,141,040         893,587         1,354,663     945,492        1,018,725
Other borrowings..............     411,068     437,302     352,778         547,857           530,332     467,875          599,900
Stockholders' equity..........     541,869     541,019     549,506         527,675           475,469     428,065          375,495
Tangible net worth............     516,817     529,792     539,609         516,172           462,114     413,516          359,049
Book value per common share...       15.66       15.10       15.81           14.82             13.44       12.10            11.03
Tangible book value per common
  share.......................       14.94       14.78       15.53           14.50             13.04       11.67            10.51
KEY RATIOS:
Net interest margin...........        5.31%       5.06%       5.26%           4.61%             3.96%       3.69%            3.43%
Return on average assets......        1.67        1.48        1.24             .82               .93         .73              .68
Return on average realized
  common equity...............       21.49       19.97       16.13           12.70             15.94       13.95            15.67
Average total equity to
  average assets..............        7.78        7.51        7.70            6.59              5.95        5.28             4.39
Common dividend payout
  ratio.......................       22.59       21.40       29.70           35.34             25.64       22.47            15.63

                  NOTES TO SELECTED HISTORICAL FINANCIAL DATA

(1) Amount reflects a one-time special assessment of $34.8 million from the Federal Deposit Insurance Corporation ("FDIC") to recapitalize the Savings Association Insurance Fund ("SAIF").

(2) Amount reflects $5 million in merger-related provisions associated with TCF's acquisition of Great Lakes.

(3) Amount reflects a loss of $21.3 million on merger-related asset sales associated with TCF's acquisition of Great Lakes.

(4) Amount reflects $21.7 million in merger-related expenses and $4.4 million in cancellation costs on the early termination of interest-rate exchange contracts associated with TCF's acquisition of Great Lakes.

(5) Represents the prepayment of Federal Home Loan Bank ("FHLB") advances at a pretax loss of $1.5 million, net of a $578,000 tax benefit, associated with TCF's acquisition of Great Lakes.

(6) Amount reflects $7 million in merger-related provisions associated with TCF's acquisition of Republic Capital Group, Inc. ("RCG").

(7) Amount reflects $700,000 in merger-related provisions for real estate losses and $5.5 million in merger-related expenses associated with TCF's acquisition of RCG.

(8) Amounts are after preferred stock dividends.

(9) Amounts reflect an after-tax one-time special assessment of $21.7 million from the FDIC to recapitalize the SAIF. Excluding the one-time special assessment, net income per common share would have been $3.04 for the year ended December 31, 1996.

(10) Amounts reflect after-tax merger-related charges of $32.8 million associated with TCF's acquisition of Great Lakes. Excluding such charges, net income per common share would have been $2.60 for the year ended December 31, 1995.

(11) Amounts reflect after-tax merger-related charges of $7.9 million associated with TCF's acquisition of RCG. Excluding such charges, net income per common share would have been $1.77 for the year ended December 31, 1993.

(12) Includes interest-bearing deposits with banks, federal funds sold, U.S. Government and other marketable securities held to maturity, securities purchased under resale agreements and FHLB stock.

                                USE OF PROCEEDS

    The net proceeds of the Offering will be used for the payment of a portion of the cash consideration to be paid in connection with the Standard Merger if the Standard Merger is consummated. Otherwise such net proceeds will be used for working capital and general corporate purposes.

                        DESCRIPTION OF TCF CAPITAL STOCK

GENERAL

    TCF is authorized to issue 170,000,000 shares of capital stock, par value $.01 per share, consisting of 140,000,000 shares of Common Stock and 30,000,000 shares of preferred stock. As of April 30, 1997, there were issued and outstanding 34,612,658 shares of Common Stock, and 346,127 shares of Series A Junior Participating Preferred Stock were reserved for issuance upon the exercise of certain preferred share purchase rights (the "Rights") described below.

COMMON STOCK

    GENERAL. TCF common stockholders have no preemptive rights. The outstanding shares of Common Stock are, and the Common Stock offered hereby will be, fully paid and nonassessable. Each outstanding share of Common Stock also includes, and each share offered hereby will include, one Right.

    VOTING. TCF common stockholders are entitled to one vote for each share held on each matter submitted to a vote of the holders of Common Stock. Cumulative voting for the election of directors is not permitted.

    DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS. Subject to the preferential dividend rights of any issued and outstanding preferred stock, TCF's common stockholders are entitled to receive dividends as and when declared by the Board of Directors of TCF. Under Delaware corporate law, TCF may declare and pay dividends out of surplus, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding year. No dividends may be declared, however, if the capital of TCF has been diminished by depreciation, losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on distribution.

    If TCF were liquidated, the holders of Common Stock would be entitled to receive, pro rata, all assets available for distribution to them after full satisfaction of TCF's liabilities and any required payments applicable to the preferred stock then outstanding.

    TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the Common Stock is Boston EquiServe, Boston, Massachusetts.

    PREFERRED SHARE PURCHASE RIGHTS. On May 23, 1989, the Board of Directors of TCF declared a dividend of one Right for each outstanding share of Common Stock. The dividend was paid on June 9, 1989 to the holders of record of Common Stock on that date. Holders of shares of Common Stock issued subsequent to that date receive one Right with each such share issued. The Rights are transferred with and only with the shares of Common Stock until they become exercisable. The Rights become exercisable only under certain circumstances described below. The Rights are designed to ensure that holders of Common Stock receive fair and equal treatment in the event of any proposed takeover of TCF and to discourage certain abusive takeover techniques. They are also intended to enable holders of Common Stock to realize the long-term value of their investment in TCF. While not preventing a takeover, the Rights are designed to encourage any person seeking to acquire TCF to negotiate with the Board of Directors of TCF. The Rights may have the effect of discouraging, but are not intended to prevent, takeover proposals.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of TCF, including the right to vote or receive dividends. Upon becoming exercisable, each Right entitles the registered holder to purchase from TCF one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Series A Junior Preferred Stock") of TCF at a price (the "Purchase Price") of $180 per one one-hundredth of a share of Series A Junior Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between TCF and Boston EquiServe as rights agent. The Purchase Price payable, and the number of shares of Series A Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution upon the occurrence of certain events specified in the Rights Agreement.

    The Rights will become exercisable only if a person or group acquires or announces an offer to acquire 15% or more of the outstanding shares of Common Stock. The Rights have certain additional features that will be triggered upon the occurrence of any one of certain specified events:

        (i) In the event that any person or group becomes the beneficial owner of 15% or more of the outstanding shares of Common Stock, subject to certain exceptions for shares owned by TCF, a subsidiary or an employee benefit plan or issued directly by TCF, proper provision shall be made so that each holder of a Right, other than any person or group beneficially owning 15% or more of the outstanding Common Stock (whose Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right (or, at the option of TCF, an equivalent number of one one-hundredths of a share of Series A Junior Preferred Stock).

        (ii) In the event that TCF is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earnings power is sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

        (iii) At any time after the acquisition by a person or group of beneficial owners of 15% or more of the outstanding shares of Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of TCF may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Series A Junior Preferred Stock (or of a share of a class or series of TCF's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

    At any time prior to the acquisition by a person or group of beneficial ownership of 15% or more of the outstanding Common Stock, a majority of TCF's directors prior to the time of such an acquisition may vote to redeem the Rights in whole, but not in part, at a price of $.01 per right. The redemption of the Rights may be made effective at such time on such basis and with such conditions as such directors in their sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

    The terms of the Rights may be amended by the Board of Directors of TCF without the consent of the holders of the Rights, including an amendment to lower the 15% triggering thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Stock then known to TCF to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group acquires 15% or more of the outstanding Common Stock, no such amendment may adversely effect the interests of the holders of the Rights.

    The Rights will expire on June 9, 1999, unless extended or earlier redeemed by TCF.

PREFERRED STOCK

    GENERAL. Pursuant to the TCF Certificate of Incorporation, as amended, there are authorized 30,000,000 shares of preferred stock, par value $.01 per share, and the Board of Directors of TCF has the authority, without further stockholder action, to issue from time to time one or more series of preferred stock with such terms and for such consideration as the TCF Board of Directors may determine. The TCF Board of Directors is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of preferred stock.

    The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power and other rights of the holders of Common Stock and under certain circumstances have the effect of delaying or preventing a change in control of TCF.

    SERIES A JUNIOR PREFERRED STOCK. The Board of Directors of TCF has established a series of preferred stock, designated Series A Junior Preferred Stock, issuable upon the exercise of Rights issued to holders of the Common Stock. As of April 30, 1997, there were currently 346,127 shares of Series A Junior Preferred Stock reserved for issuance upon the exercise of the Rights. Series A Junior Preferred Stock ranks junior to all other series of preferred stock that might be created and is not redeemable. Each Series A Junior Preferred Stock share is, subject to the rights of senior securities of TCF, entitled to a minimum preferential quarterly dividend payment of $1.00 per share, however, each such share is limited to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Junior Preferred Stock, upon issuance, are entitled to a minimum preferential liquidation payment of $100 per share but such payment is limited to an aggregate payment of 100 times the payment made per share of Common Stock. Each Series A Junior Preferred Stock share, upon issuance, will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each Series A Junior Preferred Stock share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

                              PLAN OF DISTRIBUTION

    The shares of Common Stock offered by the Company may be sold from time to time to purchasers directly in one or more transactions at a fixed price, which may be changed, at varying prices determined at the time of sale or at negotiated prices. Alternatively, the Company may from time to time sell the Common Stock in transactions involving broker-dealers who may act as agents and/or may acquire Common Stock from the Company as principals and who may receive compensation from the Company and/or the purchasers of the shares. Broker-dealers who acquire Common Stock as principals may thereafter resell such Common Stock in transactions, including transactions of the nature described above. Broker-dealers may be entitled, under agreements that may be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act. Any broker-dealers who participate in a sale of shares of Common Stock may be deemed to be "underwriters" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and, if any such broker-dealers purchase shares of Common Stock as principals, any profits received on the resale of such shares of Common Stock, may be deemed to be underwriting discounts and commissions under the Securities Act.

    The rules of the Commission may prohibit underwriters, brokers, dealers and certain other persons engaged or participating in the distribution of the Common Stock from making a market in such Common Stock during a "cooling off" period preceding the commencement of such distribution if TCF does not, at the time of such distribution, meet certain minimum average daily trading volume and public float tests.

    In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    The Company engaged Piper Jaffray Inc. ("Piper Jaffray") to act as its financial advisor in connection with the Winthrop Merger pursuant to the terms of an engagement letter (the "Winthrop Engagement Letter"). The Company engaged Piper Jaffray to act as its financial advisor in connection with the Standard Merger pursuant to the terms of an engagement letter (the "Standard Engagement Letter"). Piper Jaffray may also provide assistance with respect to the sale of all or a portion of the shares of Common Stock offered hereby. Such assistance may consist of effecting sales of the shares of Common Stock offered hereby through market making activities or in block trades at its usual and customary commissions for such trades. Piper Jaffray currently has no obligation to take or pay for any shares of Common Stock offered hereby. Any assistance by Piper Jaffray with respect to the sale of the Common Stock offered hereby will be provided pursuant to a separate agreement containing customary terms and conditions, including indemnification provisions similar to those contained in the Winthrop Engagement Letter and Standard Engagement Letters (collectively the "Engagement Letters") described in the next paragraph. If Piper Jaffray provides such assistance, it may thereby be subject to restrictions on market making activities during any "cooling off" period described above.

    Pursuant to the Winthrop Engagement Letter, the fees payable to Piper Jaffray in connection with the Winthrop Merger were $300,000. Pursuant to the Standard Engagement Letter, the fees payable to Piper Jaffray in connection with the Standard Merger were $300,000. In addition, TCF has agreed to reimburse Piper Jaffray for its reasonable out-of-pocket expenses and to indemnify Piper Jaffray against certain expenses and liabilities arising in connection with its engagements, including liabilities under the Securities Act and the Exchange Act. Piper Jaffray has from time to time issued research reports and recommendations on the Common Stock and, in the ordinary course of business, makes a market in the Common Stock. In the course of its market making and other trading activities, Piper Jaffray may from time to time have a long or short position in, and buy and sell, securities of TCF.

    There can be no assurance that the Company will sell any or all of the shares of Common Stock offered hereby. It is anticipated that this Offering will remain in effect until the shares of Common Stock offered hereby have been sold, but in no event will any shares be sold in the Offering after the closing of the Winthrop Merger.

                                 LEGAL OPINIONS

    The validity of the Common Stock offered hereby and certain other matters will be passed upon for TCF by Kaplan, Strangis and Kaplan, P.A., Minneapolis, Minnesota. Ralph Strangis, a director of TCF, is a member of Kaplan, Strangis and Kaplan, P.A.

                                    EXPERTS

    The consolidated financial statements of TCF as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference in this Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Winthrop as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference in this Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Standard as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, incorporated by reference in TCF's Registration Statement on Form S-4 (File No. 333-25905) and incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated by reference herein. Such consolidated financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

No dealer, salesperson or other person has been authorized by the Company to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. Neither this Prospectus Supplement nor the Prospectus constitutes an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy the securities described in this Prospectus Supplement in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained herein or therein is correct as of any time subsequent to the date of such information.

                            ------------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Summary...................................................................  S-2
Use of Proceeds; Purpose of Offering......................................  S-3
Underwriting..............................................................  S-4
Legal Matters.............................................................  S-4

                                   Prospectus

Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Company...............................................................    4
Recent Developments.......................................................    4
The Offering..............................................................    5
Selected Historical Financial Data........................................    7
Use of Proceeds...........................................................   10
Description of TCF Capital Stock..........................................   10
Plan of Distribution......................................................   12
Legal Opinions............................................................   13
Experts...................................................................   13

                                 700,000 SHARES

                           TCF FINANCIAL CORPORATION

                                  COMMON STOCK

                        --------------------------------
                             PROSPECTUS SUPPLEMENT
                        to Prospectus dated June 3, 1997
                        --------------------------------

                               PIPER JAFFRAY INC.

                               KEEFE, BRUYETTE &
                                  WOODS, INC.

                                  June 3, 1997